Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

Lake Shore Gold on Track for Strong Finish to 2012, Processing Capacity Increased by 25%

•                  Stage One of 50% mill expansion completed, processing capacity increased to 2,500 tonnes per day from 2,000 tonnes per day.

•                  Strong grade performance, 4.2 grams per tonne to date in fourth quarter, 4.4 grams per tonne at Timmins West Mine(1)

•                  Higher throughput levels and improved grades position Company to achieve 2012 production target and significant production growth in 2013.

TORONTO, ONTARIO— (Marketwire — December 11, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company has achieved a processing capacity of 2,500 tonnes per day following the completion of the first stage of its 50% mill expansion. The mill’s new capacity represents an increase of 25% from the previous capacity of 2,000 tonnes per day. The second stage of expansion, to a capacity of 3,000 tonnes per day, is on track for completion during the second quarter of 2013.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are beginning to see the payback from a lot of hard work and investment over the last year. With increased mill throughput and improved grades, we are set to finish the year strong and to achieve full year production of over 85,000 ounces of gold. Equally important, with the progress being made at our mill and in completing our development and drilling programs at Timmins West Mine, we are looking to 2013 as a break-out year for the Company, with significantly higher production, lower operating costs, and a sharp reduction in capital expenditures. Our balance sheet is strong and we are financed to take Timmins West Mine to full production at which time we will be generating positive free cash flow.”

The Company’s mill expansion involves major upgrades to both the front end (“crushing/grinding”) and back end (“solution”) of the mill. In October 2012, the first components of the mill expansion were brought on line, including a new thickener, new thickener pumps and pumpbox, the new flocculants plant and water system upgrades. To complete the first stage of the expansion, and increase our throughput capacity to 2,500 tonnes per day, we have now brought on line two new carbon-in-leach tanks, the new leach tailings screening plant, the new gland water pumping system and pump and piping upgrades to the secondary grinding circuit. The second stage of the expansion, to reach 3,000 tonnes per day, involves the completion of a new front end to the circuit, specifically the ore receiving, crushing, ore storage and grinding facilities. Work on this part of the expansion is well advanced with completion expected in the second quarter of 2013.

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and ot her regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

(1)         Timmins West Mine average grade for October and November.

Photo #1 — Bell Creek Mill

Photo #2 — New Carbon—In—Leach Tanks

Photo #3 — New Thickener